787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 7, 2025

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Preliminary Proxy Materials for BlackRock ESG Capital Allocation Term Trust

(Investment Company Act File No. 811-23701)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock ESG Capital Allocation Term Trust (the “Fund”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on March 27, 2025 regarding the preliminary proxy materials filed with the Commission on March 21, 2025 by the Fund (the “Preliminary Proxy Materials”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy Materials.

Comment No. 1:	Please confirm that the definitive proxy materials will be filed no earlier than 30 calendar days after the Fund’s opposition statement is or was provided to the shareholder in accordance with Rule 14a-8(m)(3)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:	The Fund confirms that the definitive proxy materials will be filed no earlier than 30 calendar days after the opposition statement was provided to the shareholder in accordance with Rule 14a-8(m)(3)(ii) under the Exchange Act.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

April 7, 2025

Comment No. 2:	Please disclose the period over which the performance is measured. Please also explain how the returns of the competitor funds were calculated.

Response:	To the extent not currently disclosed, the requested disclosure will be added in the definitive proxy materials.

Comment No. 3:	The cumulative returns cited appear to be for the period January 1, 2023 through March 7, 2025. Please explain how this does not raise a cherry-picking concern.

Response:	The Fund submits that the cumulative returns cited in the Preliminary Proxy Materials for the period from January 1, 2023 through March 7, 2025 present shareholders with the Fund’s most recent performance (i.e., performance over the past two calendar years and the current calendar year to date), and not performance over a “cherry-picked” period.

Comment No. 4:	Please disclose that the distribution rate includes return of capital.

Response:	The requested changes will be made in the definitive proxy materials.

Comment No. 5:	Please describe any material pending legal proceedings to which any director or nominee for director or affiliated person of such director or nominee is a party adverse to the Fund or any affiliates in accordance with Item 22(b)(12) of Schedule 14A of the Exchange Act.

Response:	The Fund confirms there are no material pending legal proceedings to which any director or nominee for director or affiliated person of such director or nominee is a party adverse to the Fund or any affiliates to be disclosed under Item 22(b)(12) of Schedule 14A of the Exchange Act.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Nicole M. Ventura

Nicole M. Ventura

cc:	Janey Ahn, Esq., BlackRock, Inc.

Benjamin Niehaus, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Robert C. Harrington, Esq., Willkie Farr & Gallagher LLP